September 27, 2018

William F. Gifford, Jr.
Chief Financial Officer
Altria Group, Inc.
6601 West Broad Street
Richmond, Virginia 23230

       Re: Altria Group, Inc.
           Form 10-K for the Year Ended December 31, 2017
           File No. 001-08940

Dear Mr. Gifford:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure